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March 24, 1999
Report of Independent Accountants

PricewaterhouseCoopers LLP
Suite 1300
650 Third Ave. S.
Minneapolis MN 55402
Telephone (612) 370-9300
Facsimile (612) 373 7178
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To the Board of Directors of Irwin Home Equity

We have examined management's assertion about Irwin Home Equity's (a majority-owned subsidiary of Irwin Financial Corporation), compliance with the applicable minimum servicing standards identified in the Mortgage Banker's Association of America's Uniform Single Attestation Program for Mortgage Bankers
(USAP) as of and for the year ended December 31, 1998 included in the accompanying management assertion. Management is responsible for Irwin Home Equity's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about Irwin Home Equity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Irwin Home Equity's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Irwin Home Equity's compliance with the minimum servicing standards.

In our opinion, management's assertion that Irwin Home Equity complied with thc aforementioned minimum servicing standards as of and for the year ended December 31, 1998 is fairly stated, in all material respects.

PricewaterhouseCoopers LLP